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SEC FILE NUMBER 333-49177-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

(Check one):	 Form 10-K Form 20-F  Form 11-K ☒ Form 10-Q  Form 10-D  Form N-SAR  Form N-CSR
NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2008
	Transition Report on Form 10-K
	Transition Report on Form 20-F
	Transition Report on Form 11-K
	Transition Report on Form 10-Q
	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PDC 2000-B Limited Partnership
Full Name of Registrant

Former Name if Applicable

120 Genesis Blvd
Address of Principal Executive Office (Street and Number)

Bridgeport, WV 26330
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or  portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We determined that we were unable to file our Form 10-Q for the period ended June 30, 2008, by the August 14, 2008, due date or by August 19, 2008.  Therefore, we did not request the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission (the "SEC").

We are not able to file a timely Form 10-Q for the quarterly period ended June 30, 2008, because we have not completed required financial statements for previous reporting periods.  In November 2005, we determined that our previously issued financial statements for the year ended December 31, 2004, and for the interim periods  ended March 31 and June 30, 2005, should no longer be relied upon.  More information regarding the 2004 restatement and our initial efforts to file our comprehensive 2005 10-K including quarterly financial information can be found in our Current Report on Form 8-K filed with the SEC on November 15, 2005 and our Form 12b-25’s filed with the SEC on April 3, 2006 and August 15, 2006.

As disclosed and discussed further in the current report on Form 8-K filed October 26, 2006, in an effort to complete the 2005 annual financial statements on a timely basis, including the restatement of prior years financial statements, the managing general partner engaged new auditors for our partnership and for 14 of the 25 other partnerships then subject to SEC reporting requirements.

In March 2007, prior to completing the 2005 financial statements which would have included the restatement of prior periods,  in connection with the audit of our managing general partner's 2006 financial statements, the managing general partner, along with its independent accounting firm, identified that the managing general partner had over withheld production taxes from revenue distributions made to its 75 drilling partnerships' limited partners between 2001 and 2006, including our limited partners.

The managing general partner has taken several steps to resolve the extensive backlog of delinquent partnership filings, including purchasing the assets of 44 partnerships in 2007.  Additionally the managing general partner has undertaken an extensive evaluation of its accounting and reporting processes and has developed a plan to bring all sponsored partnerships formed after 2002 into full SEC reporting compliance by March 31, 2009.  The managing general partner continues to evaluate alternative courses of action aimed at satisfying reporting requirements for all sponsored partnerships in the most expeditious manner possible.  At this time we are not able to estimate when we will file all delinquent reports described in Part IV(2) below.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darwin L. Stump Chief Accounting Officer Petroleum Development Corporation, Managing General Partner	304	808-6249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).          Yes    No ☒

Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006
Form 10-Q for the quarter ended June 30, 2006
Form 10-Q for the quarter ended September 30, 2006
Form 10-K for the year ended December 31, 2006
Form 10-Q for the quarter ended March 31, 2007
Form 10-Q for the quarter ended June 30, 2007
Form 10-Q for the quarter ended September 30, 2007
Form 10-K for the year ended December 31, 2007
Form 10-Q for the quarter ended March 31, 2008
Form 10-Q for the quarter ended June 30, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           Yes    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDC 2000-B Limited Partnership
__________________________
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2008	By	/s/Richard W. McCullough
Richard W. McCullough, Chief Executive Officer, President and Chief Financial Officer of Petroleum Development Corporation